SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 11-K

[X]             ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                  OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ___________________

Commission file number 0-12422

                        INDIANA UNITED BANCORP
                 RETIREMENT AND SAVINGS INCENTIVE PLAN
                       (Full title of the plan)

                        INDIANA UNITED BANCORP
     (Name of issuer of the securities held pursuant to the plan)

                          201 North Broadway
                       Greensburg, Indiana 47240
                (Address of principal executive office)

                        INDIANA UNITED BANCORP
                 RETIREMENT AND SAVINGS INCENTIVE PLAN
                               FORM 11-K
                           December 31, 1996


                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                              INDIANA UNITED BANCORP
                              RETIREMENT AND SAVINGS
                              INCENTIVE PLAN


Date: June 16, 1997           BY: /s/ Daniel F. Anderson
                                  Daniel F. Anderson

                         Trust Officer,
                         Union Bank and Trust
                         Company of Indiana.
                         Trustee

                             Exhibit Index

Number              Exhibit                            Page

   23                    Consent of independent certified          18
                    public accountants

                        INDIANA UNITED BANCORP
                 Retirement and Savings Incentive Plan

                         Financial Statements
                      December 31, 1996 and 1995
                      With Supplemental Schedules

                       Indiana United Bancorp
               Retirement and Savings Incentive Plan
                         Table of Contents

                                                              Page

Independent Auditor's Report                                    6

Financial Statements
Statement of net assets available for benefits                  7
Statement of changes in net assets available for benefits       8
Notes to financial statements                                   9

Supplemental Schedules
Item 27a-Schedule of assets held for investment purposes       15
Item 27d-Schedule of reportable transactions                   17

                     Independent Auditor's Report



  Administrative Committee
  Indiana United Bancorp
     Retirement and Savings Incentive Plan
  Greensburg, Indiana


  We have audited the accompanying statement of net assets available for benefits of Indiana United Bancorp Retirement and Savings Incentive Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Indiana United Bancorp Retirement and Savings Incentive Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


  Geo. S. Olive & Co. LLC


  Indianapolis, Indiana
  May 28, 1997

              Indiana United Bancorp
        Retirement and Savings Incentive Plan
    Statement of Net Assets Available for Benefits

December 31                                          1996           1995
Assets
Investments, at fair value
  U.S. Treasury and federal agency obligations    $  960,972     $1,182,007
  Federated trust-U. S. Treasury obligations                        111,617
  Mutual funds                                       256,883
  Common stocks                                      330,375        180,146
  Certificates of deposit                            295,350        300,000
  Party-in-interest investments
    Money market accounts                            355,472         88,357
    Certificates of deposit                          100,000
    Company common stock                           1,597,362      1,302,300
  Participant loans                                   13,165         20,765
    Total investments                              3,909,579      3,185,192
Employer contributions receivable                        606        215,737
Accrued income receivable                             20,146         19,393
Cash                                                   4,728          7,896
    Total assets                                   3,935,059      3,428,218

Liabilities-other                                                       491

Net Assets Available for Benefits                 $3,935,059     $3,427,727

See notes to financial statements.

           Indiana United Bancorp
   Retirement and Savings Incentive Plan
Statement of Changes in Net Assets Available
                for Benefits

<CAPTIONS>
Year Ended December 31                               1996           1995
Additions
  Investment income
    Net appreciation in fair
      value of investments                        $  282,586     $  333,725
  Interest and dividends                             169,105        152,931
    Net investment income                            451,691        486,656
  Employee contributions                             170,883        160,613
  Employer contributions                             289,089        263,916
  Rollover contributions                               2,149         44,746
    Total additions                                  913,812        955,931

Deductions-benefits paid to participants             406,480        966,814

Net Increase (Decrease)                              507,332        (10,883)

Net Assets Available for Benefits,
 Beginning of Year                                 3,427,727      3,438,610

Net Assets Available for Benefits,
 End of Year                                      $3,935,059     $3,427,727

See notes to financial statements.

                        Indiana United Bancorp
                 Retirement and Savings Incentive Plan

                     Notes to Financial Statements

Description of Plan

The following description of Indiana United Bancorp Retirement and Savings Incentive Plan (Plan) provides only general information.
Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan sponsored by Indiana United Bancorp (Company), and its affiliated employers, Union Bank and Trust Company of Indiana (Union Bank) and Regional Federal Savings Bank, New Albany, Indiana (Regional Bank) for the benefit of its eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union Bank is the trustee of the Plan.

Contributions

The Plan permits eligible employees through a savings incentive election to make annual contributions of 2 to 8% of eligible compensation for which the Company matched 70% of their contributions for 1996 and 65% for 1995. The Company also contributed to the Plan an amount equalling 5.7% of each participant's compensation in excess of $62,700 and $61,200 for 1996 and 1995, plus 6.5% of each participant's total compensation for the year. Certain employee rollover contributions are also permitted. Company contributions are discretionary. Forfeitures are used to reduce Company contributions.

Participant-Directed Program

Each participant has the option of directing his savings incentive contributions into a fund which may purchase Company stock (Fund C), or another fund with other investments (Fund B).

Company matching contributions subsequent to January 1, 1992 shall be directed to Fund C.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service. Certain other events could result in earlier vesting of benefits.

Indiana United Bancorp
Retirement and Savings Incentive Plan
Notes to Financial Statements


Payment of Benefits

Upon termination of employment or retirement, the standard method of distribution for an unmarried participant is a monthly pension payable for the lifetime of such participant. The standard method of distribution for a married participant shall be in the form of a qualified joint and survivor annuity. There are other optional methods of distribution which can be elected by participants and the employer also has the option to distribute small accounts through a lump-sum payment to participants following the participant's termination of employment.

Loans

The plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Each participant may have one loan not to exceed the lesser of the participant's savings incentive account or 50% of the vested account balance. Loans are repayable over a period not to exceed five years through periodic payments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market price and prices established by local security brokers. Certificates of deposit and certain other investments are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid by the Company.

Indiana United Bancorp
Retirement and Savings Incentive Plan
Notes to Financial Statements


Investments

The Plan's investments are held by Union Bank. The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                             1996
                                                    Net
                                                 Appreciation
                                                (Depreciation)    Fair Value
                                                In Fair Value       At End
Year Ended December 31                           During Year       Of Year
U. S. Government and federal agency securities     $(22,766)    $  960,972
Common stocks                                        73,320        330,375
Mutual funds                                         12,432        256,883
Certificates of deposit                                            295,350
Party-in-interest investments
  Money market accounts                                            355,472
  Certificate of deposit                                           100,000
  Company common stock                              219,600      1,597,362
Participant loans                                                   13,165

     Totals                                        $282,586     $3,909,579

<CAPTIONS>
                                                             1995
                                                    Net
                                                 Appreciation
                                                (Depreciation)    Fair Value
                                                In Fair Value       At End
Year Ended December 31                           During Year       Of Year
U. S. Government and federal agency securities     $ 67,460     $1,182,007
Federated Trust-U. S. Treasury obligations                         111,617
Corporate bonds                                        (213)
Common stocks                                        57,349        180,146
Certificates of deposit                                            300,000
Party-in-interest investments
  Money market accounts                                             88,357
  Company common stock                              209,129      1,302,300
Participant loans                                                   20,765

     Totals                                        $333,725     $3,185,192

Indiana United Bancorp
Retirement and Savings Incentive Plan
Notes to Financial Statements


The fair value of individual investments that represented 5% or more of the Plan's assets were as follows:

December 31                                         1996       1995
Union Bank & Trust Company of
  Indiana Money Market account                 $  355,472
U. S. Treasury note, 5.125%, 4/30/98              287,009  $  289,275
U. S. Treasury note, 7.75%, 1/31/00                           184,610
Company common stock                            1,597,362   1,302,300
Money Market accounts                             355,472      88,357

Net Assets by Participant-Directed and Nonparticipant-Directed
  Investment Programs

                                                  1996
                       Participant-  Participant-
                       Directed for  Directed for
                         Company         Other    Nonparticipant-
                          Stock      Investments  Directed Funds  Loan
Year Ended December 31  (Fund C)      (Fund B)       (Fund A)     Fund    Total
Additions
  Investment income
    Net appreciation
    (depreciation) in
    fair value of
    investments        $  219,600    $ (6,163)    $   69,149          $  282,586
  Interest and dividends   47,300      34,340         87,465             169,105
Employee contributions    103,738      69,294                            173,032
Employer contributions    110,758                    178,331             289,089
  Subtotal                481,396      97,471        334,945             913,812

Deductions-benefits paid
  to participants         153,523      80,943        172,014             406,480

Net Increase Prior to
  Interfund Transfers     327,873      16,528        162,931             507,332
Interfund Transfers         3,828       3,847            (75) $(7,600)

Net Increase (Decrease)   331,701      20,375        162,856   (7,600)   507,332

Net Assets Available for
Benefits, Beginning of
Year                    1,369,990     451,701      1,585,271   20,765  3,427,727

Net Assets Available for
Benefits, End of Year  $1,701,691    $472,076     $1,748,127  $13,165 $3,935,059

Indiana United Bancorp
Retirement and Savings Incentive Plan
Notes to Financial Statements

                                                  1995
                       Participant-  Participant-
                       Directed for  Directed for
                         Company        Other     Nonparticipant-
                          Stock      Investments  Directed Funds  Loan
                        (Fund C)      (Fund B)       (Fund A)     Fund    Total
Additions
  Investment income
    Net appreciation in
    fair value of
    investments        $  209,691    $ 18,355     $  105,679          $  333,725
  Interest and dividends   37,531      27,887         87,513             152,931
Employee contributions    114,337      91,022                            205,359
Employer contributions     96,123                    167,793             263,916
  Subtotal                457,682     137,264        360,985             955,931

Deductions-benefits paid
  to participants         290,877      93,808        582,129             966,814

Net Increase (Decrease)
Prior to Interfund
  Transfers               166,805      43,456       (221,144)            (10,883)
Interfund Transfers       (10,235)     (5,215)                $15,450

Net Increase (Decrease)   156,570      38,241       (221,144)  15,450    (10,883)

Net Assets Available for
Benefits, Beginning of
Year                    1,213,420     413,460      1,806,415    5,315  3,438,610

Net Assets Available for
Benefits, End of Year  $1,369,990    $451,701     $1,585,271  $20,765 $3,427,727

Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

At December 31, 1996 and 1995, the Plan had $355,472 and $88,357
invested in money market accounts at Union Bank. The Plan also had $100,000 invested in certificates of deposit at Union Bank at December 31, 1996. Union Bank and Regional Bank are affiliated employers of the Company. In addition, the Plan sold 437 shares of Company common stock in 1995, purchased 2,871 shares of Company common stock in 1996 and held 54,963 and 52,092 shares of such stock at December 31, 1996 and 1995.

The Company provides certain administrative services at no cost to the Plan.


Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the trust established under the Plan is therefore exempt from federal income taxes.

                        Supplemental Schedules

                        Indiana United Bancorp
                  Retirement and Savings Incentive Plan
            Item 27a-Schedule of Assets Held for Investment Purposes
                          December 31, 1996
        Employer Identification Number: 35-1562245     Plan Number: 001

                                Description of
                                  Investment
                              Including Maturity
                                     Date,
                               Rate of Interest,
     Identity of Issue            Collateral,
    Borrower, Lessor, or        Par or Maturity                      Current
       Similar Party                 Value                Cost        Value
U.S. Treasury and Federal Agency Obligations
U.S. Treasury note            $100,000, 4.75%,
                                due 2/15/97          $   98,313   $   99,844
U.S. Treasury note            $50,000, 8.75%,
                                due 10/15/97             50,030       51,078
U.S. Treasury note            $290,000, 5.125%,
                                due 4/30/98             281,744      287,009
U.S. Treasury note            $130,000, 6.75%,
                                due 6/30/99             130,203      132,275
U.S. Treasury note            $50,000, 7.75%,
                                due 1/31/00              51,219       52,328
U.S. Treasury note            $120,000, 7.75%,
                                due 1/31/00             122,925      125,587
U.S. Treasury note            $100,000, 7.75%,
                                due 2/15/01             102,625      105,688
Federal Home Loan Bank        $100,000, 6.28%,
                                due 3/6/06               99,750       97,188
Federal National Mortgage     $10,000, 6.10%,
  Association                   due 2/10/00              10,000        9,975

     Subtotal                                           946,809      960,972

Common Stocks
CNB Bancshares, Inc.           525 shares                14,500       21,921
First Merchants Corp.          1,000 shares              26,727       26,500
First Financial Bancorp        1,000 shares              31,449       32,500
GTE Corp.                      350 shares                10,876       15,881
Huntington Bancshares          643 shares                 8,587       16,967
Eli Lilly                      350 shares                11,583       25,550
National City Corp.            800 shares                22,143       35,900
Norwest Corp.                  200 shares                 6,754        8,700
Old National Bancorp           500 shares                16,625       19,625
Park National Corp. Ohio       500 shares                24,555       26,500
Peoples First Corporation      500 shares                11,055       12,750
Philip Morris                  250 shares                16,410       28,250
Pikerville National Corp.      500 shares                10,805       12,250
Southtrust Corp.               1,350 shares              10,720       47,081

     Subtotal                                           222,789      330,375

Certificates of Deposit
First Federal Savings Bank,    $50,000, 6.0%,
Greensburg                       due 3/4/97              50,000       50,000
First Savings Bank,            $45,350, 6.06%,
Jeffersonville                   due 11/15/98            45,350       45,350
Springs Valley CD              $50,000, 6.4%,
                                 due 7/24/97             50,000       50,000
The Napoleon State Bank CD     $50,000, 6.5%,
                                 due 9/21/00             50,000       50,000
The Napoleon State Bank CD     $100,000, 6.22%,
                                 due 12/05/00           100,000      100,000

     Subtotal                                           295,350      295,350

Mutual Funds
Federated Stock Trust          1,550 shares              50,000       49,376
Federated Equity Income Fund   3,503 shares              50,000       53,705
Federated Growth Trust         2,132 shares              50,000       52,318
Fidelity Utilities Fund        2,911 shares              46,529       49,221
Mutual Beacon Fund             1,342 shares              51,562       52,263

     Subtotal                                           248,091      256,883

*Party-in-Interest Investments
Union Bank & Trust Company of
Indiana Money Market Account  $355,472                 $355,472     $355,472

Union Bank & Trust Company of
Indiana Certificate of
Deposti                       $65,000, 5.83%,
                                due 7/2/97               65,000       65,000

Union Bank & Trust Company of
Indiana Certificate of        $35,000, 5.83%,
Deposit                         due 7/2/97               35,000       35,000

     Subtotal                                           100,000      100,000

Indiana United Bancorp common
stock                         54,963 shares           1,138,255    1,597,362

Participant Loans             7.75 - 8.75%                            13,165

                                                     $3,306,766   $3,909,579

*Party-in-interest

                                    Indiana United Bancorp
                            Retirement and Savings Incentive Plan
                         Item 27d-Schedule of Reportable Transactions
                       (Transactions in Excess of 5% of Plan Assets at
                                      Beginning of Year)
                                 Year Ended December 31, 1996
                Employer Identification Number: 35-1562245    Plan Number: 001

 Identity                                                            Expenses                Current Value
 of Party   Description of           Purchase    Selling   Lease   Incurred With   Cost of    of Asset on      Net Gain
 Involved     Assets                   Price      Price    Rental   Transaction     Asset   Transaction Date   or (Loss)
  Issuer     Federated Trust-U. S.
             Treasury Obligations
             Purchases             $  576,398                                   $  576,398    $  576,398
             Sales                            $  688,015                           688,015       688,015

  Issuer     Union Bank and Trust
             Company of Indiana
             Money Market Account
             Purchases              1,652,981                                    1,652,981     1,652,981
             Sales                             1,385,866                         1,385,866     1,385,866